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Form of Proxy - Annual and Special Meeting to be held on May 5, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 p.m., Eastern Time, on Friday, May 1, 2009.

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Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Oncolytics Biotech Inc. hereby appoint: Bradley G. Thompson, or failing this person, Douglas A. Ball	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Oncolytics Biotech Inc. to be held at the Telus World of Science, 701 - 11 Street S.W., Calgary, Alberta on May 5, 2009 at 2:30 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold

1. Election of Directors

The election of directors from the Management proposed nominees. The nominees are: Bradley G. Thompson, Douglas A. Ball, William A. Cochrane, Jim Dinning, Ed Levy, J. Mark Lievonen, Robert B. Schultz, Fred A. Stewart and Ger van Amersfoort.
	☐	☐

Vote FOR or WITHHOLD for all nominees proposed by Management
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	For	Withhold

2. Appointment of Auditors
	☐	☐
To appoint Ernst & Young, LLP, Chartered Accountants as Auditors of the Corporation and authorizing the Directors to fix their remuneration.

	For	Against

3. Amendments to Stock Option Plan
	☐	☐
To approve and authorize the amendments to the Corporation's Stock Option Plan to increase the maximum number of common shares issuable pursuant to the exercise of options granted thereunder by 524,582 common shares, as described in the Information Circular of the Corporation dated March 18, 2009.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

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0 5 5 4 0 0	A R 2	O N C Q

2008 Annual Report

Technology Changing Life™

ONCOLYTICS BIOTECH INC

Oncolytics Biotech® Inc. is focused on the development of oncolytic viruses as a novel and effective approach to cancer treatment. Oncolytics’ clinical program includes a variety of Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with chemotherapy.

Oncolytics trades on the Toronto Stock Exchange (symbol ONC) and on the NASDAQ (symbol ONCY).

Annual and Special Meeting

The Annual and Special Meeting of the Shareholders will be held at the Telus World of Science, 701 - 11 St. SW, Calgary, Alberta at 2:30 p.m. on Tuesday, May 5, 2009.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Letter to Shareholders

2008 was our most successful and productive year to date in the development of REOLYSIN®. The year was highlighted by the start of our transition to a late-stage development company with the selection of our first pivotal program for REOLYSIN in refractory head and neck cancers and outstanding results in several of our US and UK clinical studies.

Our investigators are showing increased enthusiasm for our approach, evidenced by the initiation of additional investigator-sponsored studies in the past year. Two U.S. National Cancer Institute (NCI ) sponsored trials commenced patient enrolment in 2008. In early 2009, one of our U.K. investigators started patient enrolment in a translational clinical trial investigating intravenous delivery of REOLY SIN in patients with metastatic colorectal cancer, and one of our U.S. investigators committed to sponsoring up to five clinical studies examining REOLY SIN in combination with chemotherapy. Sponsorship of these trials provides valuable external funding to explore a broader range of potential cancer indications, while allowing us to focus our resources on developing our pivotal program.

Clinical Program Developments

Our strategy has been to explore the use of REOLY SIN in clinical studies either as a monotherapy or in combination with radiation or existing chemotherapeutics to determine where it works best, and what might be the optimal path to product registration.

Our objective for our mono-therapy Phase II sarcoma clinical trial in the U.S. was to determine if REOLY SIN could be used to treat sarcomas that have metastasized to the lung, a group of cancers that do not respond well to traditional chemotherapies. At year end, we announced we had exceeded the primary statistical endpoint of this trial which required that at least three patients out of 52 had to experience stabilization of disease or better for more than six months. We reported that of 33 evaluable patients treated to that date, five had experienced stable disease for periods greater than six months, including one patient who has maintained stable disease for more than 16 months. An additional 10 patients had experienced stable disease for periods ranging from three to six cycles (cycle=28 days). It is unusual and highly encouraging to have so many durable responses in patients with sarcomas metastatic to the lung, and we are considering pivotal studies in this indication in combination with chemotherapy.

LETTER TO SHAREHOLDERS

Our objectives for our co-therapy trials are to try to determine which commonly used chemotherapeutics or radiation would work best with REOLY SIN.

Our first Phase II clinical trial investigating intratumoural administration of REOLY SIN and low dose radiation with a variety of advanced cancers completed enrolment in the UK in late 2008.

Interim results from our carboplatin and paclitaxel co-therapy clinical trial are also encouraging. At the time these results were presented, there were nine evaluable late-stage head and neck cancer patients. Eight of these patients had refractory disease, of which four had durable partial responses and four others showed stable disease for periods of two, five plus, and eight cycles. The overall response rate noted to date is significantly higher than the response rate expected for this patient group. Given these results in patients with head and neck cancer, we filed for and received approvals to expand our existing co-therapy trial to include a Phase II clinical trial focused on head and neck cancer and to commence a Phase II clinical trial in the same indication in the U.S.

Interim results from our docetaxel co-therapy clinical trial also reported on the first 14 patients enrolled. At the time these results were presented, there were eleven evaluable patients. Of these patients, six (with a variety of indications) had stable disease and five showed minor and partial responses. Again, this response rate was unexpected in a patient group that had failed prior therapies.

In 2008, we were also provided an opportunity to treat patients in a first line clinical setting. We received approval to commence a U.S. Phase II clinical trial for NSCLC patients who have not received chemotherapy treatment for their metastatic or recurrent disease. This trial uses intravenous administration of REOLY SIN in combination with paclitaxel and carboplatin in NSCLC patients with K-RA S or EGFR -activated tumours. Lung cancer is the second most common cancer in men and women. Over 200,000 new cases are expected in the US in 2009 and NSCLC is the leading cause of cancer death. Patient enrolment in this study began in March 2009.

Manufacturing and Intellectual Property

The ability to manufacture a product is critical to the commercial success of that product. In 2008 we announced we had successfully transferred cGMP production of REOLY SIN to the 40L scale. In 2009, we expect to confirm the transfer of the cGMP process to the 100L scale which is the lower end of commercial scale. In 2009 we are planning to complete process validation and the development of a lyophilized formulation.

We continue to expand the portfolio of patents relating to our technology. At year end Oncolytics had secured more than 200 patents worldwide, including 30 US and 9 Canadian patents. An additional 180 patents are pending.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Financial Impact of Our 2008 Activities

We began 2008 with the expectation that our cash usage for the year would be approximately $19.9 million. We are pleased that we were able to achieve our 2008 objectives with a cash usage of $15.3 million. The savings were largely realized through our success in developing a scalable manufacturing process.

We raised a net $3.4 million to strengthen our balance sheet through a unit offering in December during a period of unprecedented uncertainty in the global financial markets. We exited 2008 with $13.3 million in cash and equivalents, which we expect will cover our baseline cash requirements for 2009.

Comment on the Global Equity Market Environment and Future Financings

Oncolytics relies on the equity markets to help us raise the required funds to continue the development of REOLY SIN . The equity markets have gone through significant turmoil in the last year. In fact, the biotechnology sector started seeing the impact of a weakened market much earlier than the broader market, and that weakness continues into 2009. While 2008 was a difficult year, we expect 2009 to be even more challenging.

Outlook for 2009

This is an exciting time for the Company. We are looking forward with anticipation and excitement to enter the final stages of product development and to clearly define our path to registration for REOLY SIN . The dedicated commitment from the patients participating in our clinical trials, the efforts of our collaborators and our staff, and the support of our shareholders have led us to this important stage in Oncolytics’ development.

Thank you for your continued support,

/s/ Brad Thompson
Brad Thompson, PhD
President and CEO
March 4, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS 2008

Table of Contents

FORWARD-LOOKING STATMENTS	5	Adoption of New Accounting Standards	16
REOLY SIN® DEVELOPMENT UPDATE FOR 2008	5	Intangible Assets	16
Oncolytics Biotech Inc. is a Development Stage Company	5	Capital Disclosures	18
Clinical Trial Program	6	Financial Instruments – Disclosures	18
Clinical Trial – 2008 Results	6	Financial Instruments – Presentation	18
U.K. Phase I/II Combination REOLYSIN ® and Paclitaxel/Carboplatin Clinical Trial	6	Future Accounting Changes	18
U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial	7	International Financial Reporting Standards	18
U.S. Phase II Sarcoma Clinical Trial	8	Fair Presentation	19
Clinical Trials – Approved to Commence in 2008	9	Stock Based Compensation	19
U.S. Phase II Combination REOLYSIN® Paclitazel Carboplatin Clinical Trial for Non-Small Cell Lung Cancer	9	Warrant Values	20
Clinical Trials – NCI	9	Initial Value of Our Intellectual Property	20
NCI Sponsored Phase I/II Ovarian Cancer Clinical Trial	9	SELECTED ANNUAL INFORMATION	21
NCI Sponsored Phase II Metastatic Melanoma Clinical Trial	9	RESULTS OF OPERATIONS	21
Pre-Clinical and Collaborative Program	10	SUMMARY OF QUARTERLY RESULTS	26
Publications	10	FOURTH QUARTER	26
Presentations	11	Fourth Quarter Review of Operations	27
Manufacturing and Process Development	13	LIQUIDITY AND CAPITAL RESOURCES	29
Intellectual Property	13	Financiy Activities	29
Financing Activity	13	Liquidity	30
Financial Impact	13	Contractual Obligations	31
Cash Resources	14	Investing Activities	31
REOLYSIN® DEVELOPMENT FOR 2009	14	OFF-BALANCE SHEET ARRANGEMENTS	31
Recent 2009 Progress	14	TRANSACTIONS WITH RELATED PARTIES	31
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	15	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	31
Research and Development	15	RISK FACTORS AFFECTING FUTURE PERFORMANCE	32
Changes in Accounting Policy Including Initial Adoption	16	OTHER MD&A REQUIREMENTS	36
		Disclosure Controls and Procedures	37

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 4, 2009

The following information should be read in conjunction with our 2008 audited consolidated financial statements and notes thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP ”).

Forward-looking Statements

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLY SIN ®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2009 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLY SIN ® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLY SIN ®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forwardlooking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

REOLYSIN® Development Update for 2008

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLY SIN ®, our potential cancer therapeutic. We have not been profitable since our inception and

MANAGEMENT’S DISCUSSION AND ANALYSIS

expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

We have been developing our product REOLY SIN ® as a possible cancer therapy since our inception in 1998. Our goal each year is to advance REOLY SIN ® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLY SIN ® supply, and our intellectual property.

Clinical Trial Program

We began 2008 with eight active clinical trials of which seven were being conducted by us and one was being sponsored by the U.S. National Cancer Institute (the “NCI ”). During the year, we received approval to commence another three clinical trials and the NCI received approval to commence one additional clinical trial study. We announced positive clinical trial results from two of our co-therapy clinical trials and one of our monotherapy trials. We ended 2008 with 12 clinical trials, either underway or approved to commence, two of which are sponsored by the NCI , and we announced that we will be pursuing a Phase II /III , randomized trial using the combination of REOLY SIN® with paclitaxel and carboplatin in patients with head and neck cancers.

Clinical Trial – 2008 Results

U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial

In 2008 we announced positive interim clinical trial results from our U.K. co-therapy trial with paclitaxel and carboplatin and completed patient enrollment in this trial. The interim results were presented as an abstract entitled “Phase I Trial of Oncolytic Reovirus (REOLY SIN®) in Combination with Carboplatin/ Paclitaxel in Patients with Advanced Solid Cancers” in the November/December issue of the Journal of Immunotherapy, the official journal of the International Society for Biological Therapy of Cancer (iSBTc). The results in this abstract were further updated with a poster presentation that occurred during the iSBTc annual meeting in November.

The results of the fourteen patients treated as reported by the principal investigator were:

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Phase I patients
Melanoma	3x10[9]	2	PD
Squamous cell carcinoma (SCC) head & neck	3x10[9]	8	Clinical CR, SD per CT scan
Peritoneal	3x10[9]	3	PD
Melanoma (eye)	1x10[10]	2	PD
Head & neck	1x10[10]	8	PR
Nasopharynx	1x10[10]	8	PR
Endometrial	3x10[10]	8	SD
SCC nasopharynx	3x10[10]	1	PD
Head & neck (laryngeal carcinoma)	3x10[10]	2	SD
*still on study. CR =complete response, PR =partial response, SD=stable disease, PD =progressive disease

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Phase II patients
Nasopharynx	3x10[10]	8*	SD
Nasopharynx with liver mets	3x10[10]	7*	PR
SCC nasolabial fold	3x10[10]	5*	SD
SCC nasopharynx	3x10[10]	4*	PR
SCC nasopharynx	3x10[10]	2*	PD
*still on study. CR =complete response, PR =partial response, SD=stable disease, PD =progressive disease

U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial

In 2008, we announced positive interim clinical trial results from our U.K. co-therapy trial with docetaxel and completed patient enrollment in this trial. The results were presented as an abstract entitled “A Phase I Study to Evaluate Systemic Wild-Type Reovirus (REOLY SIN®) in Combination with Docetaxel in Patients with Advanced Malignancies” in the November/December issue of the Journal of Immunotherapy. The principal investigator for the trial is Professor Hardev Pandha of the Royal Surrey County Hospital, U.K. The results of this abstract were further updated at the iSBTc annual meeting. The results of the fourteen patients treated as reported by the principal investigator were:

Primary Tumour	REOLYSIN Dose TCID50	Cycles	Best Response
Breast	1x10[10]	8	PR, CR in liver
Gastric	3x10[10]	8	PR, 32% reduction in lymph nodes
Mesothelioma	1x10[10]	6	Minor response 23% reduction in lymph nodes
Prostate	3x10[9]	6	SD on scans 30% reduction in PSA
Squamous cell carcinoma head and neck	3x10[9]	3	Minor response 26% reduction in lymph node
Unknown	3x10[9]	6	SD
Pancreas	3x10[10]	6*	SD
Prostate	3x10[10]	5*	SD
Prostate	3x10[10]	5	SD
Melanoma	1x10[10]	4	SD
Pancreas	3x10[10]	2	SD, but progressed clinically
*patients still on study. CR =complete response, PR =partial response, SD=stable disease

The researchers concluded that REOLY SIN ® can be safely combined with docetaxel, that there was objective radiological evidence of anticancer activity and that Phase II studies with this combination are justified. Any significant toxicities observed were consistent with those expected with docetaxel alone.

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Phase II Sarcoma Clinical Trial

At the beginning of 2008, we announced that we had met the initial criteria to proceed to full enrolment in our U.S. Phase II clinical trial to evaluate the intravenous administration of REOLY SIN ® in patients with various sarcomas that have metastasized to the lung.

In order to proceed to full enrolment of 52 patients, we had to demonstrate that at least one patient in the first 38 patients treated experienced a complete or partial response, or stable disease for greater than six months. The third patient treated in this study was demonstrated to have stable disease by RECI ST criteria for more than six months as measured by CT scan. A PE T scan taken at the same time showed that any residual mass was metabolically inert.

Later in June 2008, during the American Society of Clinical Oncology (“ASCO ”) annual meeting, we announced further interim results in a presentation, entitled “A Phase II Study of Intravenous REOLY SIN (Wild-type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung”. The presentation was delivered by Dr. Monica Mita, the study principal investigator and her team at the Institute of Drug Development (IDD ), the Cancer Therapy and Research Center at the University of Texas Health Science Center, (UTHSC), San Antonio, Texas.

The interim results presented, demonstrated that the treatment had been well tolerated, with 8 of 16 evaluable patients experiencing stable disease for periods ranging from two to more than twelve, 28-day cycles.

In December 2008, we determined that we had exceeded the primary statistical endpoint in this clinical trial. To meet this primary statistical endpoint, at least three out of 52 patients had to experience stabilization of disease or better for more than six months. Of the 33 evaluable patients treated as of the end of 2008, five experienced stable disease for periods greater than six months, including one patient who has maintained stable disease for more than 16 months. An additional 10 patients have experienced stable disease for periods ranging from three to six cycles (cycle = 28 days). At this time, twelve patients were continuing on study, including the five patients who had been stable for more than six months.

Tumour Type	Months on Study	Best Response
Synovial sarcoma	16*	SD
Ewing’s sarcoma	9*	SD
Osteosarcoma	9*	SD (tumour resection after cycle 4)
Chordoma	6*	SD
Unspecified Spindle Cell	6*	SD
*patients still on study. SD = stable disease

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

CLINICAL TRIALS - APPROVED TO COMMENCE IN 2008

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer

In 2008, following a U.S. Food and Drug Administration ("FDA") review, we initiated a U.S. Phase ii clinical trial using intravenous administration of REoLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer ("NSCLC") with K-RAS or EGFR-activated tumours.

This trial is a single arm, single-stage, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial. Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

The primary objectives of this trial are to determine the objective response rate of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, and to measure progression-free survival at 6 months. The secondary objectives are to determine the median duration of progression-free survival and the median to one year survival of patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.

CLINICAL TRIALS - NCI

NCI Sponsored Phase I/II Ovarian Cancer Clinical Trial

In 2008, the NCI commenced enrollment in a Phase I/II ovarian cancer trial. This Phase I/II clinical trial is for patients with metastatic ovarian, peritoneal or fallopian tube cancers using concurrent systemic and intraperitoneal administration of REOLYSIN®. This trial is being carried out under our Clinical Trials Agreement with the NCI requiring us to provide clinical supplies of REOLYSIN®. It is initially being carried out at The Ohio State University Comprehensive Cancer Center and is expected to enroll up to 70 patients with metastatic ovarian, peritoneal or fallopian tube cancers. These cancer indications were selected after comprehensive preclinical studies carried out by the NCI indicated the reovirus can kill ovarian cancer cells.

NCI Sponsored Phase II Metastatic Melanoma Clinical Trial

In 2008, the NCI began enrolment in a Phase II clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The trial is being carried out by the Mayo Phase 2 Consortium under our Clinical Trials Agreement with the NCI requiring us to provide clinical supplies of REOLYSIN®. The Principal Investigator is Dr. Evanthia Galanis of the Mayo Clinic Cancer Center.

The primary objectives of the study are to assess the antitumour effects of REOLYSIN® in patients with metastatic malignant melanoma, as well as the safety profile of REOLYSIN®. Secondary objectives include assessment of progression free survival and overall survival. Patients will receive systemic administration of REOLYSIN® at a dose of 3x1010 TCID50 per day on days 1-5 of each 28 day cycle, and patients may receive up to 12 cycles of treatment. The trial is expected to enroll up to 47 patients with metastatic melanoma.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pre-Clinical and Collaborative Program

PUBLICATIONS

During 2008, the following articles were published:

TITLE:	Cyclophosphamide Facilitates Antitumor Efficacy against Subcutaneous Tumors following Intravenous Delivery of Reovirus
SENIOR AUTHOR:	Dr. Richard Vile
PUBLICATION:	Clinical Cancer Research (online issue January 1, 2008)
DESCRIPTION/CONCLUSION:
After testing various doses and dosing regimens of reovirus and cyclophosphamide in mice, a metronomic dosing regimen was developed that resulted in increased survival, high levels of reovirus recovered from regressing tumours, levels of neutralizing antibodies that were protective, and only very mild toxicities. The data support investigation in human clinical trials of the use of cyclophosphamide prior to systemic reovirus administration to modulate, but not ablate, the immune system.

TITLE:	Enhanced In vitro and In vivo Cytotoxicity of Combined Reovirus and Radiotherapy
SENIOR AUTHOR:	Dr. Kevin Harrington
PUBLICATION:	Clinical Cancer Research (online issue February 1, 2008)
DESCRIPTION/CONCLUSION:
The effect of different schedules of reovirus and radiotherapy on viral replication and cytotoxicity was tested in vitro and the combination was assessed in three tumour models in vivo. The results demonstrated that combining reovirus and radiotherapy significantly increased cancer cell killing both in vitro and in vivo, particularly in cell lines with moderate susceptibility to reovirus alone.

TITLE:	Characterization of the Adaptive and Innate Immune Response to Intravenous Oncolytic Reovirus (Dearing Type 3) during a Phase I Clinical Trial
SENIOR AUTHOR:	Dr. Kevin Harrington
PUBLICATION:	Gene Therapy (online issue March 6, 2008)
DESCRIPTION/CONCLUSION:
The results suggest that reovirus may stimulate the immune system to mount a dynamic immune response to the presence of virus, increasing the potential to significantly enhance the efficacy of oncolytic virotherapy. About a third of those patients also showed increases in NK (natural killer) cells following therapy. The data support the development of interventions aimed at blunting the patient's immune response, although preclinical data also suggest that maintaining a baseline level is necessary to restrict systemic spread and toxicity of the virus.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

TITLE:	Inflammatory Tumour Cell Killing by Oncolytic Reovirus for the Treatment of Melanoma
SENIOR AUTHOR:	Prof. ALan MeLcher et aL
PUBLICATION:	Gene Therapy (online issue April 10, 2008)
DESCRIPTION/CONCLUSION:
The investigators showed that reovirus effectively kills and replicates in both human melanoma cell lines and freshly resected tumour. They demonstrated that reovirus melanoma killing is more potent than, and distinct from, chemotherapy or radiotherapy-induced cell death. They concluded that reovirus is suitable for clinical testing in melanoma.

TITLE:	Reovirus Activates Human Dendritic Cells to Promote Innate Antitumor Immunity
SENIOR AUTHOR:	Prof. Alan MeLcher et aL.
PUBLICATION:	Journal of Immunology (online issue May 1, 2008)
DESCRIPTION/CONCLUSION:
The researchers studied the ability of reovirus to activate human dendritic cells ("DC"), key regulators of both innate and adaptive immune responses. The data demonstrated that reovirus directly activates human DC, which in turn stimulate innate killing of cancer cells by natural killer ("NK") and T cells, suggesting a novel potential role for T cells in oncolytic virus-induced local tumour cell death. Combined with the virus's ability to directly kill cancer cells, the researchers concluded that reovirus recognition by DC may enhance the efficacy of reovirus as a therapeutic agent.

PRESENTATIONS
During 2008, the following presentations were made:

TITLE:	Radiation in Combination with REOLYSIN for Pediatric Sarcomas
PRESENTER:	Dr. Anders KoLb
LOCATION:	American Association for Cancer Research AnnuaL Meeting in San Diego ("AACR")
DESCRIPTION/CONCLUSION:
The poster covered preclinical work using reovirus in combination with radiation in mice implanted with pediatric rhabdomyosarcoma and Ewing's sarcoma tumours. The results demonstrated that the combination of reovirus and radiation significantly enhanced efficacy compared to either treatment alone in terms of tumour regression and event-free survival.

TITLE:	Targeting Multiple Myeloma with Oncolytic Viral Therapy
PRESENTER:	Dr. Chandini Thirukkumaran
LOCATION:	AACR
DESCRIPTION/CONCLUSION:
The presentation covered preclinical work using reovirus as a purging agent during autologous (harvested from the patient themselves) hematopoietic stem cell transplants for multiple myeloma. The results demonstrated that up to 70% of multiple myeloma cell lines tested showed reovirus sensitivity and reovirus induced cell death mediated through apoptosis. The investigators concluded that this preclinical data supports initiating a Phase I purging trial using reovirus against multiple myeloma.

MANAGEMENT'S DISCUSSION AND ANALYSIS

TITLE:	Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model
PRESENTER:	Prof. Hardev Pandha
LOCATION:	iSBTc Annual Meeting in San Diego
DESCRIPTION/CONCLUSION:	The presentation covered preclinical research, which demonstrated that combining reovirus and docetaxel treatment resulted in markedly reduced tumour growth compared to single agent treatments.

TITLE:	Systemic Administration of REOLYSIN Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation
PRESENTER:	Dr. Anders Kolb
LOCATION:	Connective Tissue Oncology Society ("CTOS") meeting in London
DESCRIPTION/CONCLUSION:
Mice were engrafted with a variety of sarcoma cell lines including rhabdomyosarcoma, Ewing's sarcoma, synovial sarcoma and osteosarcoma, then treated with REOLYSIN® or REOLYSIN® in combination with either cisplatin or radiation.

The researchers concluded that in all tumour lines evaluated, REOLYSIN® exhibits significant antitumour activity, including a complete response in a rhabdomyosarcoma line. The combination of REOLYSIN® and radiation is effective in inhibiting the growth of rhabdomyosarcoma and Ewing's sarcoma xenografts, and the combination of REOLYSIN® and cisplatin is effective in Ewing's sarcoma, osteosarcoma and synovial sarcoma xenografts.

TITLE:	In vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts
PRESENTER:	Dr. Shizuko Sei et al.
LOCATION:	EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics held in Geneva
DESCRIPTION/CONCLUSION:
Mice bearing human melanoma tumours each received a single injection of reovirus at various dose levels, administered intravenously. Dose-dependent tumour growth delay was observed in the treated animals, with the effect most pronounced for the first seven days. Reovirus was demonstrated to be in all biopsied tumours and the level consistently increased from day 2 through day 7 in all dose groups.

The investigators concluded that a single IV administration of reovirus led to substantial tumour growth delay in melanoma-bearing nude mice, and the extent of acute phase reovirus replication in tumour tissues appeared to predict the subsequent tumour response. This proof-of-principle study demonstrates that systemically administered reovirus can reach and replicate in distant tumour tissues, resulting in virus-induced oncolysis

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

TITLE:	Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Cisplatin in a B16. F10 Mouse Melanoma Model
PRESENTER:	Prof. Hardev Pandha
LOCATION:	EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics held in Geneva
DESCRIPTION/CONCLUSION:
In the study, the researchers examined the in vitro and in vivo oncolytic activity of reovirus in combination with cisplatin against a mouse melanoma cell line. The researchers demonstrated that the combined therapy results in significantly increased cell death in vitro compared to either agent alone. In the mouse model, combined therapy suppressed tumour growth and significantly prolonged median survival time. The researchers concluded that the addition of chemotherapeutic agents can significantly enhance the anti-tumour efficacy of reovirus therapy and justify formal clinical evaluation.

Manufacturing and Process Development

In 2008, we completed the technology transfer of our 40-litre production process to our manufacturer in the U.S. and commenced production at the 40-litre scale under current Good Manufacturing Practices ("cGMP") conditions for use in our clinical trials. These 40-litre production runs are expected to provide us with sufficient product to supply the remainder of our existing clinical trial program.

Our process development activity in 2008 mainly focused on scale up from 40-litre to 100-litre production runs. We successfully completed this scale up work in the fourth quarter of 2008 allowing us to manufacture at a 100-litre scale under cGMP with the potential to produce more than one million doses per year for intravenous use. In addition to these scale up studies we also continued work on lyophilization and process validation.

Intellectual Property

In 2008, five U.S. patents were issued. We have been issued over 200 patents including 30 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financing Activity

In 2008, pursuant to a public offering under our base shelf prospectus, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances. The net proceeds from this offering will be used for our clinical trial program manufacturing activities in support of the clinical trial program and for general corporate purposes.

Financial Impact

We estimated at the beginning of 2008 that our average monthly cash usage would be approximately $1,660,000 for total cash usage of $19,920,000 in 2008. In the third quarter of 2008, we updated our estimate of average monthly cash usage for 2008 between $1,400,000 to $1,500,000 per month for total cash usage of $16,800,000 to $18,000,000 for the year. Our cash usage for the year ended December 31, 2008 was

MANAGEMENT'S DISCUSSION AND ANALYSIS

$15,288,632 from operating activities which includes our intellectual property expenditures which is lower than our expected monthly average. A further $111,577 was expended on property and equipment. Our net loss for the year ending December 31, 2008 was $17,550,204.

Cash Resources

We exited 2008 with cash resources totaling $13,276,529 (see "Liquidity and Capital Resources").

REOLYSIN® Development For 2009

We have set out our planned development for REOLYSIN® in 2009 into separate levels of activity. Our planned base level of activity in 2009 is to complete patient enrollment in all of those trials that were enrolling at the end of 2008. As well, we expect that our U.S. Phase II non-small cell lung cancer trial will commence enrollment in 2009 and enroll patients in 2010. Our base level manufacturing program focuses on filling, labeling, packaging and shipping our product to the various clinical sites as required, performing process validation studies and completing the lyophilization studies that were in process at the end of 2008. Finally, our collaboration program in 2009 will finish the studies we had in place at the end of 2008.

We estimate that the cash requirements to fund our base level of activity for 2009 will be approximately $11,000,000. (see "Liquidity and Capital Resources").

In addition to our base level of activity, we are preparing to expand our clinical trial program to include studies that could be used to obtain regulatory approval allowing us to register and sell REOLYSIN® (our "Path to Registration"). We expect to expand our clinical trial program by applying for approval to commence a Phase III randomized clinical trial in the U.S. with REOLYSIN® in combination with paclitaxel and carboplatin for treatment of head and neck cancer. We may also apply for a special protocol assessment ("SPA") or a Phase III pivotal trial. Expanding our clinical trial program to include our Path to Registration, will require us to produce additional REOLYSIN® as well as prepare for the registration of our manufacturing process. The cost of our Path to Registration will ultimately be a function of the feedback we receive from the FDA.

Recent 2009 Progress

On March 2, 2009 we entered into an agreement to acquire an inactive private company ("PrivateCo"), pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). PrivateCo does not actively carry on any business operations, has accumulated tax losses from its previous development business, and is expected to have approximately $2.3 million in net cash available at the closing of the transaction.

Under the terms of the Arrangement, we will issue common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo's net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock Exchange up to and including March 2, 2009). Completion of this transaction is subject to a number of conditions including receipt of all necessary shareholder, court and regulatory approvals. The acquisition is expected to close in April 2009.

In February 2009, we had our End of Phase II meeting with the FDA and we are now proceeding with plans for a Phase III study of REOLYSIN® for the treatment of patients with head and neck cancer. This protocol may be submitted to the FDA for review under the SPA program.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

On January 27, 2009, we announced that patient enrolment had begun in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. The principal investigator is Professor Alan Melcher of St. James's University Hospital and we are responsible only for the supply of REOLYSIN®.

This trial is an open-label, non-randomized, single centre study of REOLYSIN® given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients will comprise two groups receiving REOLYSIN®, either at an early (21 to 10 days) or late time point (less than 10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN® by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN®, and monitoring the humoral and cellular immune response to REOLYSIN®.

Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases. Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.

On February 4, 2009, Oncolytics and the Cancer Therapy & Research Center at The University of Texas Health Science Center in San Antonio, (CTRC at UTHSCSA) announced a broad preclinical and clinical collaboration involving up to five, open-label, Phase 2 studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications. These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics. This research program is in addition to Phase 2 trials in sarcoma and refractory head & neck cancers, sponsored by us that are currently underway at this site. This comprehensive research program allows us to explore additional opportunities for REOLYSIN® in cancer treatment, while allowing us to focus our resources on developing our pivotal program.

Critical Accounting Policies and Estimates

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-lived assets, the amortization period of intellectual property and the calculation of stock based compensation.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

RESEARCH AND DEVELOPMENT

We early adopted the new Canadian Institute of Chartered Accountants' (the "CICA") Handbook Section 3064 "Goodwill and Intangible Assets" ("Section 3064"). See "Adoption of New Accounting Standards". Despite the early adoption of 3064, our research and development costs continue to be expensed as incurred. Under Section 3064, development costs should only be capitalized if all the criteria below are met:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

MANAGEMENT'S DISCUSSION AND ANALYSIS

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, we are able to demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	Our ability to measure reliably the expenditure attributable to the intangible asset during its development.

Costs incurred for products in clinical trials do not necessarily meet these criteria. We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized.

We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Changes in Accounting Policy Including Initial Adoption

ADOPTION OF NEW ACCOUNTING STANDARDS

Intangible Assets

On April 1, 2008, we early adopted the new Canadian Institute of Chartered Accountants' (the "CICA") Handbook Section 3064 "Goodwill and Intangible Assets". Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.

The adoption of Section 3064 impacted the treatment of our patent costs. Prior to Section 3064, we accounted for our patent costs as an intangible asset under CICA Handbook Section 3450 "Research and Development Costs". Section 3450 allowed us to capitalize our third party legal costs associated with our patent portfolio as a limited-life intangible asset which was then amortized over the estimated useful life of the patents. Section 3064 does not permit the capitalization of these third party legal costs. Consequently, the third party legal costs previously capitalized as intellectual property are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB Biotech Inc.

In order for us to capitalize our intellectual property expenditures we would be required to demonstrate the same six criteria discussed above under "Research and Development".

Therefore, all of our future intellectual property expenditures will be expensed as incurred until we meet all of the capitalization criteria set out by Section 3064. We plan to regularly monitor our research and development activity in conjunction with the six criteria to ensure we record our intellectual property expenditures in line with Section 3064.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

Consolidated Balance Sheet	December 31, 2007	December 31, 2006
	$	$
Intellectual Property
Intellectual property, previously reported	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Intellectual property, restated	542,250	903,750
Deficit
Deficit, previously reported	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Deficit, restated	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

Consolidated Statements of Loss and Comprehensive Loss	Year Ended December 31, 2007	Year Ended December 31, 2006	Cumulative from inception on April 2, 1998 to December 31, 2007
	$	$	$
Net loss and comprehensive loss, previously reported	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	308,235	330,767	4,484,290
Net loss and comprehensive loss, restated	15,950,426	14,628,291	85,006,547
Basic and diluted loss per share, previously reported	(0.39)	(0.39)
Basic and diluted loss per share, restated	(0.39)	(0.40)	-

Consolidated Statements of Cash Flows	Year Ended December 31, 2007	Year Ended December 31, 2006	Cumulative from inception on April 2, 1998 to December 31, 2007
	$	$	$
Operating activities, previously reported	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(852,498)	(842,610)	(6,365,180)
Operating activities, restated	(14,422,092)	(12,997,982)	(72,916,216)
Investing activities, previously reported	4,678,785	1 1,894,126	(22,987,619)
Adjustment, adoption of Section 3064	852,498	842,610	6,365,180
Investing activities, restated	5,531,283	12,736,736	(16,622,439)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 16 to the consolidated financial statements.

Financial Instruments - Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 17 and 18 to the consolidated financial statements.

Financial Instruments - Presentation

On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards ("IFRS"). IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators ("CSA") published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission ("SEC") issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to US GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS. Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment the potentially affected areas are ranked as high, medium or low priority.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFR S.

In 2008, we finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFR S will have on our accounting policies. Our diagnostic review identified differences and issues that may impact the Company and center primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered.

•	Financial statement presentation and certain disclosures.

•	Income taxes

•	Impairment of long-lived assets including goodwill and intangibles.

•	Share-based compensation

These differences exist based on Canadian GAAP and IFR S today. The regulatory bodies that establish Canadian GAAP and IFR S have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

Fair Presentation

We prepare our financial statements in accordance with GAAP . As a result of complying with GAAP , we believe that the following should be mentioned in an effort to understand and fairly present our financial information:

Stock Based Compensation

As required by the fair value based method for measuring stock based compensation, we have chosen to use the Black-Scholes Option Pricing Model (“Black-Scholes” or the “Model”) to calculate the fair value of our options. Though there are other models available to calculate the option values (for example, the binomial model), Black-Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black-Scholes is the appropriate option pricing model to use for our stock options at this time.

Black-Scholes uses inputs in its calculation of fair value that requires us to make certain estimates and assumptions. For 2008, we used the following weighted average assumptions:

2008
Risk-free interest rate	1.85%
Expected hold period to exercise	4.0 years
Volatility in the price of the our shares	56%
Dividend yield	Zero

A change in these estimates and assumptions will impact the value calculated by the Model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading

MANAGEMENT’S DISCUSS ION AND ANALYSIS

prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price and volatility of our common shares and have concluded that 4.0 years is an appropriate estimate. However, our options have a 10 year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with GAAP and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash employee stock based compensation expense for the year of $64,039. However, given the above discussion, this expense could have been different and still be in accordance with GAAP.

Warrant Values

Since inception, we have raised cash through the issue of units and the exercise of warrants and options. Each issued unit has consisted of one common share and either one or one half of one common share purchase warrant with each whole warrant exercisable at a specified price for one additional common share for up to 36 months from the issue date. GAAP requires that when recording the issued units, a value should be ascribed to each component of the units based on the component’s fair value. The fair value of our common shares is established based on trading on stock exchanges in Canada and the U.S. However, as the warrants do not trade on an exchange, Black-Scholes was used to determine the fair value of the warrants. In the event that the total calculated value of each individual component is greater than the price paid for the unit, the value of each component is reduced on a relative basis until the total is equal to the unit’s issue price.

For reasons discussed above under “Stock Based Compensation”, the Model can produce a wide range of calculated values for our warrants.

Initial Value of Our Intellectual Property

In 1999, we were acquired by SYN SOR B Biotech Inc. (“SYN SOR B”) through the purchase of all of our share capital for $2,500,000. In connection with this acquisition, the basis of accounting for the assets and liabilities was changed to reflect SYN SOR B’s cost of acquiring these assets and liabilities. This was achieved through the application of “push down” accounting. At the time, our major asset was our intellectual property; therefore the $2,500,000 was allocated to this asset with the corresponding credit to contributed surplus. This accounting treatment, permitted under GAP , increased the value of our assets and shareholders’ equity. As of December 31, 2008, the net book value of our original intellectual property (including the future tax impact) was $180,750. Consequently, without the application of push down accounting the value of our intellectual property and shareholders’ equity would be $180,750 lower than presented in the 2008 audited financial statements.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Selected Annual Information

	2008	2007	2006
	$	$	$
Revenue	–	–	–
Interest income	519,256	1,211,744	1,233,809
Net loss(2)	17,550,204	15,950,426	14,628,291
Basic and diluted loss per share(2), (3)	0.42	0.39	0.40
Total assets (1), (3)	13,987,195	26,297,567	29,389,637
Total long term financial liabilities(4)	–	–	150,000
Cash dividends declared per share(6)	Nil	nil	nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYN SOR B in April 1999, we applied push down accounting.

(2)	Included in net loss and net loss per share is stock based compensation expense of $64,039 (2007 – $539,156; 2006 – $403,500).

(3)
We issued 2,650,000 common shares for net cash proceeds of $3,421,309 (2007 – 4,660,000 common shares for net cash proceeds of $12,114,394; 2006 – 284,000 common shares for net cash proceeds of $241,400).

(4)
The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value.

(5)
The net loss and total assets for 2007 and 2006 have been restated to reflect the retroactive adoption of the Canadian Institute of Chartered Accountants (“CICA ”) Handbook section 3064 “Goodwill and Intangible Assets”.

(6)	We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year ended December 31, 2008 was $17,550,204 compared to $15,950,426 and $14,628,291 for 2007 and 2006, respectively.

Research and Development Expenses (“R&D”)

	2008	2007	2006
	$	$	$
Clinical trial expenses	5,797,085	3,897,235	2,726,331
Manufacturing and related process development expenses	3,062,951	4,325,271	4,508,882
Intellectual property expenses	1,244,388	1,070,655	843,309
Pre-clinical trial expenses and collaborations(1)	687,679	822,891	1,127,612
Quebec scientifc research and experimental development refund	(75,833)	(56,562)	(52,344)
Other R&D expenses	2,635,605	2,326,253	2,225,208
Research and development expenses	13,351,875	12,385,743	11,378,998

Note:

(1)	Upon adoption of CICA Handbook Section 3064, intellectual property expenditures are now recorded as an expense for the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CLINICAL TRIAL EXPENSES

Clinical trial expenses include those costs associated with our clinical trial program in the U.S. and the U.K. as well as those incurred in the preparation of commencing other clinical trials. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO ”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2008	2007	2006
	$	$	$
Direct clinical trial expenses	5,639,355	3,680,730	2,378,211
Other clinical trial expenses	157,730	216,505	348,120
Clinical trial expenses	5,797,085	3,897,235	2,726,331

Our clinical trial expenses in 2008 were $5,797,085 compared to $3,897,235 and $2,726,331 in 2007 and 2006, respectively. During 2008, our clinical trial program expanded from eight active clinical trials at the beginning of the year to 12 clinical trials by the end of 2008 of which two are sponsored by the NCI . Of the ten clinical trials being conducted by us, nine trials were actively enrolling patients throughout 2008 compared to seven actively enrolling trials in 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in 2008 compared to 2007 and 2006.

In 2007, we incurred direct patient costs in our seven ongoing clinical trials and completed patient enrollment in our Phase Ia/Ib REOLY SIN ®/radiation clinical trial. As well, we incurred clinical site start up costs for our four co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S. In 2006, we incurred direct patient costs in four ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial and our chemotherapeutic co-therapy and radiation combination clinical trials in the U.K.

We expect our clinical trial expenses related to those clinical trials that were enrolling or approved to commence enrollment in 2008 will decrease in 2009 compared to 2008. We expect to complete enrollment in all of these clinical trials in 2009 except for our Phase II non-small cell lung cancer trial which will enroll into 2010. We believe our clinical program will expand to include a randomized Phase II co-therapy clinical trial for the treatment of head and neck cancers. Any expansion in our clinical trial program may result in an increase in clinical trial expenses in 2009 compared to 2008.

MANUFACTURING & RELATED PROCESS DEVELOPMENT EXPENSES (“M&P”)

M&P expenses include product manufacturing expenses and process development. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill and packaging costs. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation and testing of our master and working viral and cell banks.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

	2008	2007	2006
	$	$	$
Product manufacturing expenses	2,774,747	3,113,832	3,050,647
Technology transfer expenses	–	388,673	457,975
Process development expenses	288,204	822,766	1,000,260
Manufacturing and related process development expenses	3,062,951	4,325,271	4,508,882

Our M&P expenses for 2008 were $3,062,951 compared to $4,325,271 and $4,508,882 for 2007 and 2006, respectively. During 2008, we transferred and completed two 40-litre cGMP production runs of REOLY SIN ® that are being used to supply our clinical trial program. As well, we incurred costs associated with the fill, packaging, and shipping of these production runs.

Our process development activity in 2008, continued to examine further scale up to the 100-litre level, lyophilization and process validation studies. We completed our 100-litre scale up studies towards the end of 2008.

In 2007, we completed the production runs that had commenced at the end of 2006 and initiated additional production runs to manufacture REOLY SIN ® at the 20-litre scale. Also, as a result of the increased viral yields from our process development activity in 2006, we incurred additional vial filling and packaging costs compared to 2006. We incurred technology transfer costs towards the end of 2007 related to the transfer of our 40-litre production process to a second cGMP manufacturer located in the U.S. Our main process development focus in 2007 centered on the scale up of our production process, which included scale up studies at 40-litre and 100-litre levels.

In 2006, we completed the production runs that were ongoing at the end of 2005, providing us with sufficient product to complete our U.K. Phase II combination REOLY SIN ®/radiation clinical trial and our existing Phase I clinical trials. At the same time, our process development activity helped improve virus yields from our manufacturing process which we subsequently transferred to our cGMP manufacturer in the U.K. Our process development activity in 2006 included viral yield and scale up studies along with the validation of our fill process.

Our M&P expenses for 2009 will be a function of our ultimate clinical trial program for 2009. We currently have sufficient product to supply the clinical trials that were enrolling in 2008 and our lung cancer trial which is expected to commence enrollment in 2009. Therefore, we expect M&P expenses in 2009 will be lower than 2008. However, if our clinical trial program expands or further process validation studies are required our manufacturing process causing our M&P expenses for 2009 may increase compared to 2008.

INTELLECTUAL PROPERTY EXPENSES

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2008	2007	2006
	$	$	$
Intellectual property expenses	1,244,388	1,070,655	843,309

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our intellectual property expenses for 2008 were $1,244,388 compared to $1,070,655 and $843,309 for 2007 and 2006, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the year, we had been issued over 190 patents including 30 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

PRE -CLINICAL TRIAL AND RESEARCH COLLABORATION EXPENSES

Pre-clinical trial expenses include toxicology studies and are incurred by us in support of expanding our clinical trial program into other indications, drug combinations and jurisdictions. Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2008	2007	2006
	$	$	$
Research collaboration expenses	674,275	785,760	1,064,692
Pre-clinical trial expenses	13,404	37,131	62,920
Pre-clinical trial expenses and research collaborations	687,679	822,891	1,127,612

In 2008, our research collaboration expenses were $674,275 compared to $785,760 and $1,064,692 in 2007 and 2006, respectively. Our research collaboration activity over the last three years has focused mainly on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During 2008, we have been reviewing our collaborations and renewing only certain contracts which have resulted in fewer ongoing collaborations compared to 2007 and 2006.

We expect that pre-clinical trial expenses and research collaborations in 2009 will remain consistent with 2008. We expect to complete our ongoing collaborative program carried over from 2008 and will continue to be selective in the types of new collaborations we enter into in 2009.

OTHER RESEARCH AND DEVELOPMENT EXPENSES

Other R&D expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2008	2007	2006
	$	$	$
R&D consulting fees	197,773	241,811	321,659
R&D salaries and benefts	1,926,148	1,713,849	1,548,418
Other R&D expenses	511,684	370,593	355,131
Other research and development expenses	2,635,605	2,326,253	2,225,208

In 2008, our Other R&D expenses were $2,635,605 compared to $2,326,253 and $2,225,208 for 2007 and 2006, respectively. During 2008, the increase in our R&D salaries and benefits costs was a result of increases in staff and salary levels for 2008 compared to 2007 and 2006. As well, our Other R&D expenses in 2008 increased compared to 2007 and 2006 due to the increased level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred in 2008.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

In 2009, we expect that our Other R&D expenses will remain consistent with 2008.

Operating Expenses

	2008	2007	2006
	$	$	$
Public company related expenses	3,099,583	2,578,100	2,494,803
Office expenses	1,211,992	1,248,095	1,135,341
Operating expenses	4,311,575	3,826,195	3,630,144

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2008, we incurred public company related expenses of $3,099,583 compared to $2,578,100 and $2,494,803 for 2007 and 2006, respectively. During 2008, our professional fees increased as a result of the expansion of our corporate structure and the establishment of our base shelf prospectus and an increase in our investor relations and business development activities compared to 2007 and 2006.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2008, we incurred office expenses of $1,211,992 compared to $1,248,095 and $1,135,341 in 2007 and 2006, respectively. Our office expense activity has remained consistent over the last three years.

STOCK BASED COMPENSATION

	2008	2007	2006
	$	$	$
Stock based compensation	64,039	539,156	403,550

Non-cash stock based compensation recorded for 2008 was $64,309 compared to $539,156 and $403,550 in 2007 and 2006, respectively. Stock based compensation in 2008 was mainly associated with the vesting of previously granted stock options. In 2007 and 2006 there were more options granted compared to 2008.

Commitments

As at December 31, 2008, we are committed to payments totaling $1,511,000 during 2009 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2008				2007
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	–	–	–	–	–	–	–	–
Interest income	66	98	174	180	265	319	359	268
Net loss(3)	4,760	4,141	5,255	3,394	4,117	3,786	3,837	4,210
Basic and diluted loss per common share(3)	$0.11	$0.09	$0.09	$0.11	$0.10	$0.09	$0.09	$0.11
Total assets(1), (4)	13,987	13,542	19,011	22,854	26,298	29,444	33,269	37,502
Total cash(2), (4)	13,277	12,680	17,930	21,963	25,214	28,191	31,533	35,681
Total long-term debt	–	–	–	–	–	–	–	–
Cash dividends declared(5)	Nil	Nil	Nil	Nil	nil	nil	nil	nil

Notes:

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYN SOR B in April 1999, we applied push down accounting.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)
Included in net loss and loss per common share between December 2008 and January 2007 are quarterly stock based compensation expenses of $9,084, $17,339, $18,023, $19,593, $396,278, $38,909, $82,573, and $21,396, respectively.

(4)	We issued 2,650,000 units for net cash proceeds of $3,421,309 during 2008 (2007 – 4,600,000 units for net cash proceeds of $12,063,394).

(5)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2008 and 2007

	2008	2007
	$	$
	(unaudited)	(unaudited)
Expenses
Research and development expenses	3,701,280	2,763,985
Operating expenses	1,060,746	1,114,230
Stock based compensation	9,084	396,278
Foreign exchange (gain) loss	(48,224)	6,033
Amortization – intellectual property	90,375	90,375
Amortization – property and equipment	13,520	10,654
	4,826,781	4,381,555
Interest income	(66,312)	(264,916)
Net loss	4,760,469	4,116,639

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Fourth Quarter Review of Operations

For the three month period ended December 31, 2008, our net loss was $4,760,469 compared to $4,116,639 for the three month period ended December 31, 2007. The reasons for the decrease are as follows:

RESEARCH AND DEVELOPMENT EXPENSES (“R&D”)

	2008	2007
	$	$
	(unaudited)	(unaudited)
Clinical trial expenses	1,644,934	913,547
Manufacturing and related process development expenses (“M&P”)	642,308	778,539
Intellectual property expenses	309,635	264,152
Pre-clinical trial expenses and research collaborations	385,810	91,446
Other R&D expenses	718,593	716,301
Research and development expenses	3,701,280	2,763,985

Clinical Trial Expenses

	2008	2007
	$	$
	(unaudited)	(unaudited)
Direct clinical trial expenses	1,620,029	882,706
Other clinical trial expenses	24,905	30,841
Clinical trial expenses	1,644,934	913,547

Our clinical trial expenses for the fourth quarter of 2008 were $1,644,934 compared to $913,547 for the fourth quarter of 2007. In the fourth quarter of 2008, we incurred patient enrollment and treatment costs in our nine enrolling clinical trials compared to only seven actively enrolling clinical trials in the third quarter of 2007. As well, the patients enrolled in our Phase II clinical trials and those enrolled at the top dose of the dose escalation component of our Phase I trials received more re-treatments in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Manufacturing & Related Process Development Expenses (“M&P”)

	2008	2007
	$	$
	(unaudited)	(unaudited)
Product manufacturing expenses	469,812	291,280
Technology transfer expenses	–	373,715
Process development expenses	172,496	113,544
Manufacturing and related process development expenses	642,308	778,539

During the fourth quarter of 2008, our M&P expenses were $642,308 compared to $778,539 for the fourth quarter of 2007. In the fourth quarter of 2008 we completed the process of filling and testing the 40-litre production runs that occurred in 2008. As well, we incurred more shipping costs to supply our expanded

MANAGEMENT’S DISCUSSION AND ANALYSIS

clinical trial program in the fourth quarter of 2008 compared to the fourth quarter of 2007. In the fourth quarter of 2007, our M&P activity focused on the transfer of our 40-litre manufacturing process to a second cGMP toll manufacturer in the U.S. along with activity related to the final fill, packaging and testing of the 20-litre production runs that were completed in 2007.

Our process development activity in the fourth quarter of 2008 focused on our lyophilization and process validation studies. In the fourth quarter of 2007 we were focused on scale up studies to 100-litres.

Intellectual Property Expenses

	2008	2007
	$	$
	(unaudited)	(unaudited)
Intellectual property expenses	309,635	264,152

Our intellectual property expenses for the fourth quarter of 2008 were $309,635 compared to $264,152 in the fourth quarter of 2007. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2008, we had been issued over 190 patents including 30 U.S. and nine Canadian patents as well as issuances in other jurisdictions. We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Pre-Clinical Trial Expenses and Research Collaboration Expenses

	2008	2007
	$	$
	(unaudited)	(unaudited)
Research collaboration expenses	372,406	91,446
Pre-clinical trial expenses	13,404	—
Pre-clinical trial expenses and research collaborations	385,810	91,446

Our pre-clinical trial expenses and research collaborations were $385,810 in the fourth quarter of 2008 compared to $91,446 in the fourth quarter of 2007. During the fourth quarter of 2008 and 2007, our research collaboration activity continued to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During the fourth quarter of 2008, the number of collaborations increased compared to the fourth quarter of 2007.

Other Research and Development Expenses

	2008	2007
	$	$
	(unaudited)	(unaudited)
R&D consulting fees	74,565	61,768
R&D salaries and benefts	524,219	604,140
Quebec scientifc research and experimental development refund	(75,833)	(40,634)
Other R&D expenses	195,642	91,027
Other research and development expenses	718,593	716,301

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Our other research and development expenses were $718,593 in the fourth quarter of 2008 compared to $716,301 in the fourth quarter of 2007. In the fourth quarter of 2008, our R&D salaries and benefits decreased as we did not pay any annual bonuses. Our Other R&D expenses for the fourth quarter of 2008 increased compared to the fourth quarter of 2007 due to the increased level of travel activity associated with supporting our clinical trials in the U.S. and the U.K. as well as attending conferences, symposiums and meetings relating to the various presentations that occurred in the fourth quarter of 2008.

Operating Expenses

	2008	2007
	$	$
	(unaudited)	(unaudited)
Public company related expenses	757,268	708,862
Office expenses	303,478	405,368
Operating expenses	1,060,746	1,114,230

Our operating expenses in the fourth quarter of 2008 were $1,060,746 compared to $1,114,230 in the fourth quarter of 2007. In the fourth quarter of 2008, we incurred additional professional fees associated with our investor relations and business development activities compared to the fourth quarter of 2007. Our office expenses in the fourth quarter of 2008 decreased as we did not pay any annual bonuses.

Stock Based Compensation

	2008	2007
	$	$
	(unaudited)	(unaudited)
Stock based compensation	9,084	396,278

Our non-cash stock based compensation expense recorded in the fourth quarter of 2008 was $9,084 compared to $396,278 for the fourth quarter of 2007. The stock based compensation expense in the fourth quarter of 2008 related to the vesting of previously granted stock options and the granting of options to certain employees. In the fourth quarter of 2007 we granted options to directors, officers and employees.

Liquidity and Capital Resources

Financing Activities

In 2008, pursuant to a public offering under our base shelf prospectus, we issued 2,650,000 units for net cash proceeds of $3,421,309. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share upon payment of $1.80 until December 5, 2011, subject to acceleration of the expiry date under certain circumstances. The net proceeds from this offering will be used for our clinical trial program manufacturing activities in support of the clinical trial program and for general corporate purposes.

On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2007, we issued 4,600,000 units at a price of $3.00 per unit for net cash proceeds of $12,063,394. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant shall entitle the holder thereof to acquire one common share upon payment of $3.50 expiring on February 22, 2010. The net proceeds from this offering were used for our clinical trial program, manufacturing activities in support of the clinical trial program and for general corporate purposes.

As well in 2007, we issued 60,000 common shares for cash proceeds of $51,000 relating to the exercise of stock options. In 2006 we issued 284,000 common shares for cash proceeds of $241,400 relating to the exercise of stock options.

Liquidity

As at December 31, 2008, we had cash and cash equivalents, short-term investments and working capital positions of:

	2008	2007
	$	$
	(unaudited)	(unaudited)
Cash and cash equivalents	7,429,895	6,715,096
Short-term investments	5,846,634	18,498,733
Working capital position	9,008,408	22,732,987

The decrease in our cash and cash equivalents and short term investment positions reflects the cash usage from our operating activities of $15,288,632 along with the cash provided by financing activities of $3,462,909 for the year ending December 31, 2008.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital via public and private offerings. Given the ongoing global financial market environment, our ability to continue to raise additional capital through public and private offerings may be impacted. As a result, we have set out our research and development plans for 2009 into various levels to ensure optimal use of our existing resources. We have estimated the cash requirements for our base level of research and development activity will be approximately $11,000,000 in 2009 and we believe we have sufficient cash resources to fund this type of activity into the first quarter of 2010. Factors that will affect our anticipated cash usage and for which additional funding would be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI ’s R&D activity, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of pre-clinical activity undertaken. If we are able to expand our clinical trial program to include a path to registration we will also require additional funding.

We will look at obtaining the required funding in advance of commencing an expanded clinical and manufacturing program. Though we were fortunate to raise funds in December 2008 through a public offering of units we have no assurances that we will be able to continue to do so. Consequently, we will evaluate all types of financing arrangements.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units. Establishing our base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. On December 5, 2008, we closed a public offering of units that was registered for $3,975,000 under this base shelf prospectus.

Contractual Obligations

We have the following contractual obligations as at December 31, 2008:

	Payments Due by Period
		Less than
Contractual Obligations	Total	1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Alberta Heritage Foundation(1)	150,000	-	-	-	150,000
Capital lease obligations	Nil	-	-	-	-
Operating leases(2)	216,123	89,043	127,080	-	-
Purchase obligations	1,511,000	1,511,000	-	-	-
Other long term obligations	Nil	-	-	-	-
Total contractual obligations	1,877,123	1,600,043	127,080	-	150,000

Notes:

(1)	Our Alberta Heritage Foundation obligation requires repayments upon the realization of sales (see note 7 of our audited 2008 consolidated financial statements).

(2)	Our operating leases are comprised of our office lease and exclude our portion of operating costs.

We intend to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio mainly consists of Bank of Canada treasury bills. As of December 31, 2008, we had $5,846,634 invested under this policy, currently earning interest at an effective rate of 1.81%.

Off-Balance Sheet Arrangements

As at December 31, 2008, we have not entered into any off-balance sheet arrangements.

Transactions With Related Parties

In 2008 and 2007, we did not enter into any related party transactions.

Financial Instruments and Other Instruments

We do not use financial derivatives or “other financial instruments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

All of our potential products, including REOLYSIN®, are in the research and development stage and will require further development and testing before they can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.

To achieve profitable operations, Oncolytics Biotech Inc., alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

There are inherent risks in pharmaceutical research and development.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

●	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

●	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

●	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

●	proprietary rights of third parties or competing products or technologies may preclude commercialization;

●	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

●	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

Pharmaceutical products are subject to intense regulatory approval processes.

The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA ”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers’ other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.

Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.

The products anticipated to be manufactured by us will have to comply with the FDA’s current Good Manufacturing Practices (“cGMP”) and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.

Our technologies may become obsolete.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2008, we had an accumulated deficit of $102.6 million and we incurred net losses of $17.6 million, $16.0 million, and $14.6 million, for the years ended December 31, 2008, 2007, and 2006, respectively. We anticipate that we will continue to incur significant losses during 2009 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.

MANAGEMENT’S DISCUSSION AND ANALYSIS

We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.

The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.

We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the U.S. equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the U.S. dollar and the British pound (“GBP”). We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 43,855,748 common shares outstanding at March 4, 2009. If all of our warrants (5,535,000) and options (3,860,993) were exercised we would have 53,251,741 common shares outstanding.

Our 2008 Annual Information Form on Form 20-F will be available on www.sedar.com.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures:

Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management’s Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to U.S. GAAP ..

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Oncolytics Biotech Inc. have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2008, and has concluded that such internal control over financial reporting is effective as of December 31, 2008. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Statement of Management’s Responsibility

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected Canadian generally accepted accounting principles and policies consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by Multilateral Instrument 52-109 (certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly. The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson, PhD	/s/ Doug Ball, CA
Brad Thompson, PhD	Doug Ball, CA
Chairman, President and CEO	Chief Financial Officer

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Auditors’ Report

To the Shareholders of Oncolytics Biotech Inc.

We have audited the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2008 and for the cumulative period from inception on April 2, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 and the cumulative period from inception on April 2, 1998 in accordance with Canadian generally accepted accounting principles.

As explained in note 3 to the consolidated financial statements, in 2008, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3064 “Goodwill and Intangible Assets”. In 2007, the Company adopted the requirements of CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” and Section 1530 “Other Comprehensive Income”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Calgary, Canada	Chartered Accountants
March 4, 2009

INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
on Internal Control over Financial Reporting

Under the Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the CO SO criteria). Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the CO SO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oncolytics Biotech Inc. as at December 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and for the cumulative period from inception on April 12, 1998, and our report dated March 4, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Calgary, Canada	Chartered Accountants
March 4, 2009

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Consolidated Balance Sheets

As at December 31	2008	2007
	$	$
		[restated see note 3]
ASSETS
Current
Cash and cash equivalents	7,429,895	6,715,096
Short-term investments [note 17]	5,846,634	18,498,733
Accounts receivable	86,322	80,085
Prepaid expenses	179,668	260,300
	13,542,519	25,554,214
Property and equipment [note 5]	263,926	201,103
Intellectual property [note 6]	180,750	542,250
	13,987,195	26,297,567
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,534,111	2,821,227
Commitments and contingency [notes 7, 8, 9 and 15]
Shareholders’ equity
Share capital [note 10]
Authorized: unlimited
Issued: 43,830,748 (2006 – 41,180,748)	95,234,924	92,759,665
Warrants [note 10]	3,425,110	5,346,260
Contributed surplus [notes 2, 10, 11 and 12]	13,349,801	10,376,962
Deficit [note 4]	(102,556,751)	(85,006,547)
	9,453,084	23,476,340
	13,987,195	26,297,567

See accompanying notes

On behalf of the Board:

/s/ Fred Stewart	/s/ Jim Dinning
Fred Stewart	Jim Dinning
Director	Director

FINANCIAL STATEMENTS

Consolidated Statements of Loss and Comprehensive Loss

For the periods ended December 31	2008	2007	2006	Cumulative from inception on April 2, 1998 to Dec. 31, 2008
	$	$	$	$
		[Restated see note 3]	[Restated see note 3]	[Restated see note 3]
Revenue
Rights revenue	–	–	–	310,000
	–	–	–	310,000
Expenses
Research and development [note 9]	13,351,875	12,385,743	11,378,998	74,531,777
Operating	4,311,575	3,826,195	3,630,144	24,837,025
Stock based compensation [note 11]	64,039	539,156	403,550	4,768,844
Foreign exchange (gain) loss	(68,283)	8,862	35,270	589,427
Amortization – intellectual property	361,500	361,500	361,500	3,434,250
Amortization – property and equipment	48,754	40,714	52,638	497,151
	18,069,460	17,162,170	15,862,100	108,658,474
Loss before the following	18,069,460	17,162,170	15,862,100	108,348,474
Interest income	(519,256)	(1,211,744)	(1,233,809)	(6,534,005)
Gain on sale of BCY LifeSciences Inc. [note 21]	–	–	–	(299,403)
Loss on sale of Transition Therapeutics Inc.	–	–	–	2,156,685
Loss before income taxes	17,550,204	15,950,426	14,628,291	103,671,751
Future income tax recovery [note 14]	–	–	–	(1,115,000)
Net loss and comprehensive loss for the period	17,550,204	15,950,426	14,628,291	102,556,751
Basic and diluted loss per share [note 13]	(0.42)	(0.39)	(0.40)

See accompanying notes

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Consolidated Statements of Cash Flows

For the periods ended December 31	2008	2007	2006	Cumulative from inception on April 2, 1998 to Dec. 31, 2008
	$	$	$	$
		[Restated see note 3]	[Restated see note 3]	[Restated see note 3]
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period	(17,550,204)	(15,950,426)	(14,628,291)	(102,556,751)
Add/(deduct) non-cash items
Amortization – intellectual property	361,500	361,500	361,500	3,434,250
Amortization – property and equipment	48,754	40,714	52,638	497,151
Stock based compensation [note 11]	64,039	539,156	403,550	4,768,844
Other non-cash items [note 20]	–	–	–	1,383,537
Net change in non-cash working capital [note 20]	1,787,279	586,964	812,622	4,268,121
Cash used in operating activities	(15,288,632)	(14,422,092)	(12,997,981)	(88,204,848)
INVESTING ACTIVITIES
Acquisition of property and equipment	(111,577)	(92,221)	(35,838)	(813,744)
Purchase of short-term investments	(347,901)	(949,496)	(1,035,427)	(49,416,864)
Redemption of short-term investments	13,000,000	6,573,000	13,808,000	43,151,746
Investment in BCY LifeSciences inc.	–	–	–	464,602
Investment in Transition Therapeutics inc.	–	–	–	2,532,343
Cash provided by (used in) investing activities	12,540,522	5,531,283	12,736,735	(4,081,917)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and warrants	41,600	51,000	241,400	15,301,068
Proceeds from private placements	–	–	–	38,137,385
Proceeds from public offerings	3,421,309	12,063,394	–	46,278,207
Cash provided by financing activities	3,462,909	12,114,394	241,400	99,716,660
Net increase (decrease) in cash and cash equivalents during the period	714,799	3,223,585	(19,846)	7,429,895
Cash and cash equivalents, beginning of period	6,715,096	3,491,511	3,511,357	–
Cash and cash equivalents, end of period	7,429,895	6,715,096	3,491,511	7,429,895
Cash interest received	769,529	1,392,866	940,100

See accompanying notes

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

Consolidated Notes to Financial Statements

1. Incorporation and Nature of Operations

Oncolytics Biotech Inc. (the “Company” or “Oncolytics”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2. Basis of Financial Statement Presentation

On April 21, 1999, SYN SOR B Biotech Inc. (“SYN SOR B”) purchased all of our shares. In connection with this acquisition, the basis of accounting for our assets and liabilities was changed to reflect SYN SOR B’s cost of acquiring its interest in such assets and liabilities (i.e. reflecting SYN SOR B’s purchase cost in our consolidated financial statements). The amount by which SYN SOR B’s purchase price exceeded the underlying net book value of our assets and liabilities at April 21, 1999 was $2,500,000. This amount was credited to contributed surplus and charged to intellectual property and is being amortized to income based on the established amortization policies for such assets. Subsequent to April 21, 1999, SYN SOR B’s ownership has been diluted through public offerings of our common shares, sales of our shares by SYN SOR B and a distribution of SYN SOR B’S ownership interest in the Company to their shareholders. As a result, SYN SOR B no longer has any ownership in the Company.

3. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP ”). These policies are, in all material respects, in accordance with United States generally accepted accounting principles (“U.S. GAAP ”) except as disclosed in note 22. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and the accounts of our incorporated subsidiaries, Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (U.S.) Inc. All intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include the assessment of the net realizable value of long-lived assets and the amortization period of intellectual property.

PROPERTY AND EQUIPMENT

Capital assets are recorded at cost. Amortization is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Amortization is recorded using the declining balance method at the following annual rates:

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Office equipment and furniture	20%
Medical equipment	20%
computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease

INTELLECTUAL PROPERTY

Intellectual property costs relate to the initial acquisition of our business by SYN SOR B. These costs are amortized on a straight-line basis over a 10-year period (the expected useful life). We assessed potential impairment of our intellectual property when any event that might give rise to impairment becomes known to us by measuring the expected net recovery from products based on the use of the intellectual property.

FOREIGN CURRENCY TRANSLATION

Transactions originating in foreign currencies are translated into the functional currency of the entity at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. Exchange gains and losses are included in net loss for the period.

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of the development costs have been expensed.

LOSS PER COMMON SHARE

Basic loss per share is determined using the weighted average number of common shares outstanding during the period.

We use the treasury stock method to calculate diluted loss per share. Under this method, diluted loss per share is computed in a manner consistent with basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

STOCK OPTION PLAN

We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the market price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant.

STOCK BASED COMPENSATION

Officers, directors and employees

We use the fair value based method of accounting for employee awards granted under our stock option plan. We calculate the fair value of each stock option grant using the Black-Scholes Option Pricing Model and the fair value is recorded over the option’s vesting period on a straight line basis.

Non-employees

Stock based compensation to non-employees is recorded at fair market value based on the fair value of the consideration received, or the fair value of the equity instruments granted, or liabilities incurred, whichever is more reliably measurable, on the earlier of the date at which a performance commitment is reached, performance is achieved, or the vesting date of the options.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and services tax receivable), and short-term investments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank.

Short-term investments

We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, we have classified all of our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Financial liabilities

Financial liabilities are comprised of trade accounts payable.

FUTURE INCOME TAXES

We follow the liability method of accounting for income taxes. Under the liability method, future income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Future income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the change.

NEW ACCOUNTING POLICIES

Adoption of new accounting policies

Intangible assets

On April 1, 2008, we early adopted the Canadian Institute of Chartered Accountants (“CICA ”) Handbook Section 3064 “Goodwill and Intangible Assets”. Pursuant to the transitional provisions set out in Section 3064, we retroactively adopted this standard with restatement.

Prior to the adoption of Section 3064, we accounted for our intellectual property expenditures under CICA Handbook Section 3450 “Research and Development Costs”. Section 3450 permitted the capitalization and amortization of intangible assets in order to match the benefit of the intangible asset to the life of the research project.

Section 3064 does not permit the capitalization of certain previously capitalized intellectual property costs. Consequently, these intellectual property expenditures, previously capitalized as intellectual property, are required to be expensed and any previously recorded related amortization charges are to be reversed. The intellectual property costs which remain capitalized and subject to amortization relate to the initial acquisition of our business by SYNSORB.

There has been no change to the treatment of our research and development costs.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

The impact of the early adoption of Section 3064 on our previously reported consolidated balance sheets is as follows:

Consolidated Balance Sheet	December 31, 2007	December 31, 2006
	$	$
Intellectual property
Intellectual property, previously reported	5,026,540	5,079,805
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Intellectual property, restated	542,250	903,750
Deficit
Deficit, previously reported	(80,522,257)	(65,030,066)
Adjustment, adoption of Section 3064	(4,484,290)	(4,176,055)
Deficit, restated	(85,006,547)	(69,206,121)

The impact of the early adoption of Section 3064 on our previously reported consolidated statements of loss, comprehensive loss and cash flows is as follows:

Consolidated Statements of Loss and Comprehensive Loss
	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception on April 2, 1998 to December 31, 2007
	$	$	$
Net loss and comprehensive loss, previously reported	15,642,191	14,297,524	80,522,257
Adjustment, adoption of Section 3064	308,235	330,767	4,484,290
Net loss and comprehensive loss, restated	15,950,426	14,628,291	85,006,547
Basic and diluted loss per share, previously reported	(0.39)	(0.39)	–
Basic and diluted loss per share, restated	(0.39)	(0.40)	–

Consolidated Statements of Cash Flows
	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception on April 2, 1998 to December 31, 2007
	$	$	$
Operating activities, previously reported	(13,569,594)	(12,155,372)	(66,551,036)
Adjustment, adoption of Section 3064	(852,498)	(842,610)	(6,365,180)
Operating activities, restated	(14,422,092)	(12,997,982)	(72,916,216)
Investing activities, previously reported	4,678,785	11,894,126	(22,987,619)
Adjustment, adoption of Section 3064	852,498	842,610	6,365,180
Investing activities, restated	5,531,283	12,736,736	(16,622,439)

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

Capital Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosure of our objectives, policies and processes for managing capital (CICA Handbook Section 1535), as discussed further in Note 16.

Financial Instruments – Disclosures

On January 1, 2008, we adopted the new recommendations of the CICA for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with financial instruments (CICA Handbook Section 3862), as discussed further in Notes 17 and 18.

Financial Instruments – Presentation

On January 1, 2008, we adopted the new recommendations of the CICA for presentation of financial instruments (CICA Handbook Section 3863). Adoption of this standard had no impact on our financial instrument related presentation disclosures.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFR S”). IFR S uses a conceptual framework similar to Canadian GAAP , but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFR Ss in Canada”. The exposure draft proposes to incorporate the IFR S into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFR S on a retrospective basis. The exposure draft makes possible the early adoption of IFR S by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFR S for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC ”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFR S, without reconciliation to U.S. GAAP , effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFR S. Our transition plan, which in certain cases will be in process concurrently as IFR S is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFR S. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training. At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

In 2008, we finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFR S will have on our accounting policies. Our diagnostic review identified differences and issues that may impact the Company which centers primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered

•	Financial statement presentation and certain disclosures

•	Income taxes

•	Impairment of long-lived assets including goodwill and intangibles

•	Stock based compensation

These differences exist based on Canadian GAAP and IFRS today. The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

4. Deficit

$
Restated balance, December 31, 2006 [note 3]	69,206,121
Adjustment – Alberta Heritage Foundation Loan1	(150,000)
Restated net loss and comprehensive loss for the year [note 3]	15,950,426
Restated balance, December 31, 2007 [note 3]	85,006,547
Net loss and comprehensive loss for the year	17,550,204
Balance, december 31, 2008	102,556,751

1.
On January 1, 2007, the Company adopted, without restatement, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. Pursuant to the transitional provisions of Section 3855, we recorded our Alberta Heritage Foundation interest free loan at fair value (Note 7). As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.

5. Property And Equipment

	2008
		Accumulated	Net Book
	Cost	Amortization	value
	$	$	$
Medical equipment	100,816	35,592	65,224
Office equipment	36,385	24,910	11,475
Office furniture	108,315	67,926	40,389
Computer equipment	264,631	156,552	108,079
Leasehold improvements	139,616	100,857	38,759
	649,763	385,837	263,926

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

	2007
		Accumulated	Net Book
	Cost	Amortization	value
	$	$	$
Medical equipment	100,816	21,016	79,800
Office equipment	34,965	22,445	12,520
Office furniture	99,730	61,860	37,870
Computer equipment	202,845	131,932	70,913
Leasehold improvements	99,830	99,830	–
	538,186	337,083	201,103

6. Intellectual Property

	2008
	Cost	Accumulated Amortization	Net Book value
	$	$	$
Intellectual property	3,615,000	3,434,250	180,750

	2007
	Cost	Accumulated Amortization	Net Book value
	$	$	$
Intellectual property	3,615,000	3,072,750	542,250

7. Alberta Heritage Foundation Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

8. Commitments

We are committed to payments totaling $1,511,000 during 2009 for activities related to our clinical trial program and collaborations.

We are committed to monthly rental payments (excluding our portion of operating costs) of $7,453 under the terms of a lease for office premises, which expires on May 31, 2011.

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product. We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

9. Contingency

During 1999, the Company entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and the former shareholders of the Company to make milestone payments and royalty payments.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

As of December 31, 2008, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. In 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders with respect to these other contingent payments. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. Also, on September 23, 2004, the Company reached an agreement that further reduced its contingent payments to its founding shareholders through the cancellation of a portion of these contingent payments from one of its non-management founding shareholders. The consideration paid by the Company consisted of $250,000 cash and 21,459 common shares valued at $150,000 and has been recorded as research and development expense. The value of the common shares was based on the closing market price on September 23, 2004.

As a result of the amendments and the cancellation agreement, if the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders 11.75% (formerly in 2003 – 14.25% and 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% (formerly in 2003 – 2.85% and 2002 – 4%) of Net Sales received by the Company for such products.

10. Share Capital

Authorized:

Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount	Number	Amount
		$		$
Balance, December 31, 1998	2,145,300	4	–	–
Issued on exercise of stock options	76,922	77	–	–
	2,222,222	81	–	–
July 29, 1999 share split (a)	6,750,000	81	–	–
Issued for cash pursuant to July 30, 1999 private placement (net of share issue costs of $45,000) (b)	1,500,000	855,000	–	–
Issued for cash pursuant to august 24, 1999 private placement	1,399,997	1,049,998	–	–
Issued on initial public offering (net of share issue costs of $317,897) (c)	4,000,000	3,082,103	–	–
Issued for cash pursuant to exercise of share purchase warrants	20,000	15,000	–	–

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

Issued:	Shares		Warrants
	Number	Amount	Number	Amount
		$		$
Balance, December 31, 1999	13,669,997	5,002,182	–	–
Issued on exercise of stock options and warrants	573,910	501,010	–	–
Issued for cash pursuant to July 17, 2000 private placement (d)	244,898	2,998,645	–	–
Issued on public offering (net of share issue costs of $998,900) (e)	3,000,000	13,101,100	–	–
Balance, December 31, 2000	17,488,805	21,602,937	–	–
Issued on exercise of stock options and warrants	1,702,590	2,210,016	–	–
Balance, December 31, 2001	19,191,395	23,812,953	–	–
Issued on exercise of stock options	40,000	34,000	–	–
Issued on acquisition of the interest in Transition Therapeutics inc.	1,913,889	4,689,028	–	–
Issued for cash pursuant to December 11, 2002 private placement (f)	1,000,000	1,896,714	550,000	114,286
Share issue costs	–	(241,123)	–	–
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (g)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (h)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to august 21, 2003 private placement (i)	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering (j)	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	–	–
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	–	(1,730,195)	–	–
Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (k)	1,077,100	5,924,050	646,260	1,028,631
Issued for cash pursuant to pursuant to November 23, 2004 public offering (l)	1,504,000	8,693,120	864,800	1,521,672
Issued pursuant to cancellation of contingent payment [note 9]	21,459	150,000	–	–
Exercise of warrants	1,907,175	8,178,546	(1,907,175)	(798,096)

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

Issued:	Shares		Warrants
	Number	Amount	Number	Amount
		$		$
Expired warrants	–	–	(6,700)	(2,827)
Exercise of options	197,500	778,951	–	–
Share issue costs	–	(1,796,758)	–	–
Balance, December 31, 2004	31,915,496	66,640,498	2,855,340	3,347,630
Issued for cash pursuant to December 29, 2005 private placement (m)	3,200,000	14,176,000	1,920,000	2,908,800
Exercise of warrants	771,252	3,417,271	(771,252)	(329,984)
Expired warrants	–	–	(1,219,288)	(1,496,514)
Exercise of options	350,000	297,500	–	–
Share issue costs	–	(1,689,398)	–	–
Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932
Exercise of options	284,000	241,400	–	–
Expired warrants	–	–	(112,800)	(213,192)
Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740
Issued for cash pursuant to February 22, 2007 public offering (n)	4,600,000	11,362,000	2,300,000	2,438,000
Exercise of options	60,000	51,000	–	–
Expired warrants	–	–	(752,000)	(1,308,480)
Share issue costs	–	(1,736,606)	–	–
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering (o)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants	–	–	(1,920,000)	(2,908,800)
Warrants (p)	–	–	320,000	41,600
Share issue costs	–	(651,741)	–	–
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110

(a)
Pursuant to subsection 167(1)(f) of the Business Corporations Act (Alberta), the Articles of the Company were amended by subdividing the 2,222,222 issued and outstanding common shares of the Company into 6,750,000 common shares.

(b)
Pursuant to a private placement, 1,500,000 common share purchase warrants were issued entitling the holders thereof to acquire one additional share at $0.75 per share until November 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(c)
Pursuant to the initial public offering, the agent was issued common share purchase warrants entitling it to acquire 400,000 common shares at $0.85 per share until May 8, 2001. At December 31, 2001, all of the warrants had been exercised.

(d)	Pursuant to a private placement, 244,898 common shares were issued at an issue price of $12.25 per share net of issue costs of $1,355.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

(e)
Pursuant to a special warrant offering, we sold 3,000,000 special warrants for $4.70 per warrant for net proceeds of $13,101,100. Each warrant entitled the holder to one common share upon exercise. At December 31, 2001, all of the warrants had been exercised.

(f)
Pursuant to a private placement, 1,000,000 units were issued at an issue price of $2.00 per unit net of issue costs of $241,123. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 500,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until June 11, 2004. In addition, we issued 50,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $11,000 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes Option Pricing Model (“Black-Scholes”).

(g)
Pursuant to a private placement, 140,000 units were issued at an issue price of $2.00 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.897) and one-half of one common share purchase warrant (ascribed value of $0.103) for a total of 70,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $3.00 per share until August 10, 2004. In addition, we issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 ($0.22 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(h)
Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3.00 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.789) and one-half of one common share purchase warrant (ascribed value of $0.211) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until December 19, 2004. In addition, we issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 ($0.45 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(i)
Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.787 and $0.425, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $4.00 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, we issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these additional warrants was $59,216 ($0.45 per additional warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(j)
Pursuant to a public offering, 1,200,000 units were issued at an issue price of $5.00 per unit net of issue costs of $687,001. Each unit included one common share (ascribed value of $4.607) and one-half of one common share purchase warrant (ascribed value of $0.393) for a total of 600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.25 per share until April 14, 2005. In addition, we issued 120,000 common share purchase warrants with an exercise price of $5.00 that expires on April 14, 2005 to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $146,400 ($1.19 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(k)
Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50, respectively. Each common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, we issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black-Scholes.

(l)
Pursuant to a public offering, the Company sold 1,504,000 units at an issue price of $6.65 per unit for gross cash proceeds of $10,001,600. Each unit included one common share (ascribed value of $5.78) and one-half of one common share purchase warrant (ascribed value of $0.87) for a total of 752,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $8.00 per share until

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

November 23, 2007. Share issue costs related to this public offering were $1,063,890. In addition, we issued 112,800 common share purchase warrants with an exercise price of $7.06 that expires on May 23, 2006 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $213,192 ($1.89 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black-Scholes.

(m)
Pursuant to a private placement, 3,200,000 units were issued at an issue price of $5.15 per unit net of issue costs of $1,689,398. Each unit included one common share (ascribed value of $4.43) and one-half of one common share purchase warrant (ascribed value of $0.72) for a total of 1,600,000 warrants. Each whole common share purchase warrant entitled the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until December 29, 2008. In addition, we issued 320,000 common share purchase warrants with an exercise price of $5.65 expiring on December 29, 2008. The ascribed value of these broker warrants was $604,800 ($1.89 per broker warrant) and has been included in the issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(n)
Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606. The ascribed values of the warrants were based on the Black-Scholes.

(o)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000. Each unit included one common share (ascribed value of $1.18) and one common share purchase warrant (ascribed value of $0.32). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances. Share issue costs for this offering were $651,741. In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances. The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs. The ascribed values of the warrants were based on the Black-Scholes.

(p)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600. The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

The following table summarizes the weighted average assumptions used in the Black-Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued in those years:

	2008	2007	2006	2005	2004	2003	2002
Risk-Free interest rate	1.68%	4.08%	–	3.82%	2.82%	3.01%	3.41%
Expected hold period to exercise	2.00	3.00	–	1.92	1.39	0.76	1.00
Volatility in the price of the Company’s shares	55.6%	63%	–	66%	71%	72%	57%
Dividend yield	Zero	Zero	–	Zero	Zero	Zero	Zero

The following table summarizes our outstanding warrants as at December 31, 2008:

Exercise Price	Outstanding, Beginning of the Year	Granted During the Year	Exercised During the Year	Expired During the Year	Outstanding, End of Year	Weighted Average Remaining Contractual Life (years)
$1.80	–	3,235,000	–	–	3,235,000	2.73
$3.50	2,300,000		–	–	2,300,000	1.15
$5.65	320,000	–	–	320,000	–	–
$6.15	1,600,000	–	–	1,600,000	–	–
	4,220,000	3,235,000	–	1,920,000	5,535,000	2.19

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

11. Stock Based Compensation

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

		2008		2007
	Stock Options	Weighted Average Share Price	Stock Options	Weighted Average Share Price
			$	$
Outstanding, at the beginning of year	3,870,493	4.61	3,537,950	4.88
Granted during the year	15,500	1.45	532,543	2.43
Cancelled during the year	–	–	(140,000)	2.90
Exercised during the year	–	–	(60,000)	0.85
Outstanding, at the end of year	3,885,993	4.59	3,870,493	4.61
Options exercisable at the end of year	3,747,293	4.65	3,661,943	4.69

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2008:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
				$	$
$0.75 – $1.00	258,550	0.8	0.85	258,550	0.85
$1.45 – $2.37	806,443	7.2	2.08	780,243	2.09
$2.70 – $3.33	800,250	5.4	3.15	700,250	3.14
$4.00 – $5.00	1,208,250	5.8	4.86	1,195,750	4.86
$6.77 – $9.76	684,500	3.1	8.67	684,500	8.67
$12.15 – $13.50	128,000	1.8	12.69	128,000	12.69
	3,885,993	5.1	4.59	3,747,293	4.65

The outstanding options vest annually or after the completion of certain milestones. We have reserved 3,992,075 common shares for issuance relating to outstanding stock options.

As we are following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees was $64,039 (2007 – $539,156, 2006 – $403,550) with an offsetting credit to contributed surplus. There were no options issued to consultants for the years 2008, 2007 and 2006.

TECHNOLOGY CHANGING LIFE ■ 2008 ANNUAL REPORT

The estimated fair value of stock options issued during the year was determined using the Black-Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2008	2007	2006
Risk-free interest rate	1.85%	3.91%	4.08%
Expected hold period to exercise	4.0 years	3.5 years	3.5 years
Volatility in the price of the company’s shares	56%	56%	63%
Dividend yield	Zero	Zero	Zero
Weighted average fair value of options	$0.60	$0.94	$1.46

12. Contributed Surplus

The following table summarizes the change in contributed surplus as at and for the year ended December 31:

	2008	2007
Balance, beginning of the year	10,376,962	8,529,326
Stock based compensation	64,039	539,156
Expired warrants	2,908,800	1,308,480
Exercise of stock options	–	–
Balance, end of the year	13,349,801	10,376,962

13. Loss Per Common Share

Loss per common share is calculated using the weighted average number of common shares outstanding for the year ended December 31, 2008 of 41,369,515 (2007 – 40,428,825; 2006 – 36,346,266). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted earnings per share, as it would be anti-dilutive.

14. Income Taxes

The recovery of income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2008	2007	2006
	$	$	$
Loss before income taxes	(17,550,204)	(15,950,426)	(14,628,291)
Statutory canadian corporate tax rate	29.50%	32.12%	29.00%
Anticipated tax recovery	(5,177,310)	(5,123,277)	(4,242,204)
Foreign jurisdiction tax rate difference	373,868	–	–
Employee stock based compensation	18,892	156,355	117,030
Change in tax rate	–	465,321	2,276,597
Tax return adjustment	(290,082)	(314,156)	(5,414)
Non-deductible expenses	11,456	9,311	10,440
Change in valuation allowance	5,063,176	4,806,446	1,843,551
Future income tax recovery	–	–	–

As at December 31, 2008, we have non-capital losses for income tax purposes of approximately $29,192,000 which are available for application against future taxable income and expire in 2015 ($4,096,000), 2026 ($11,103,000) and 2027 (13,993,000). As of December 31, 2008, we have non-refundable federal investment tax credits of approximately $3,630,000 (2007 – $3,054,000) which are available to reduce future taxes payable. We have unclaimed scientific research and experimental development expenditures available to reduce future years’

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

taxable income of approximately $16,884,000 (2007 – $13,504,000) over an indefinite future period. We have not recorded the potential benefits of these tax pools in the consolidated financial statements. The components of our future income tax asset are as follows:

	2008	2007
	$	$
Net operating losses carried forward	8,491,910	16,045,857
Scientifc research and experimental development	4,896,279	3,376,086
Investment tax credits	2,648,479	2,290,784
Net capital loss carryforwards	–	249,189
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	106,782	727,205
Share issue costs	493,532	523,919
Valuation allowance	(16,636,982)	(23,213,040)
Future tax asset	–	–

15. Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

16. Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital. We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLY SIN ®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our Board of Directors (the “Board”). The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

TECHNOLOGY CHANGING LIFE ■  2008 ANNUAL REPORT

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”). under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. funds received from a prospectus Supplement will be used in line with our Board approved budget and multiyear plan. This Base Shelf expires on July 16, 2010 and on December 5, 2008 we registered 2,650,000 units under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2008.

17. Short-Term Investments

Short-term investments, consisting of government of canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested. We intend to match the maturities of these short-term investments with the cash requirements of the company’s activities and treat these as held-to-maturity short-term investments. We do not hold any asset backed commercial paper.

	Face value	Original Cost	Accrued Interest	Carrying value	Fair value	Effective Interest Rate
	$	$	$	$	$	%
December 31, 2008 Short-term investments	5,850,305	5,828,500	18,134	5,846,634	5,847,527	1.81
December 31, 2007 Short-term investments	18,532,862	18,230,340	268,393	18,498,733	18,499,173	4.26

Fair value is determined by using published market prices provided by our investment advisor.

18. Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable. as at december 31, 2008, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk

Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule i banks in canada. for our foreign domiciled bank accounts, we use referrals or recommendations from our canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. currently, 100% of our short-term investments are in government of canada treasury bills.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the u.S. and the u.K. The impact of a $0.01 increase in the value of the u.S. dollar against the canadian dollar would have increased our net loss in 2008 by approximately $57,137. The impact of a $0.01 increase in the value of the British pound against the canadian dollar would have increased our net loss in 2008 by approximately $13,964.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at december 31, 2008 are as follows:

	U.S. dollars	British pounds
	$	£
Cash and cash equivalents	343,196	34,135
Accounts payable	(571,048)	(278,345)
	(227,852)	(244,210)

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in note 16.

Accounts payable are all due within the current operating period.

19. Economic Dependence

In 2008, we transferred our technology to a second toll manufacturer in the u.S.  as well, we produced additional clinical grade reolySin® during the year building up a supply of product for use in our clinical trial program.  We now have sufficient product to complete our current ongoing clinical trial program, however, we will require additional production to supply a pivotal trial program.  as a result, any significant disruption of the services provided by either of our toll manufacturers has the potential to delay the progress of our clinical trial program.

TECHNOLOGY CHANGING LIFE ■  2008 ANNUAL REPORT

20. Additional Cash Flow Disclosure

Net Change In Non-Cash working Capital

	2008	2007	2006	Cumulative from inception on April 2,1998 to December 31, 2008
	$	$	$	$
Change in:
Accounts receivable	(6,237)	3,918	(36,613)	(86,322)
Prepaid expenses	80,632	378,240	(98,172)	(179,668)
Accounts payable and accrued liabilities	1,712,884	204,806	923,940	4,534,111
Change in non-cash working capital	1,787,279	586,964	789,155	4,268,121
Net change associated with investing activities	–	–	23,467	–
Net change associated with operating activities	1,787,279	586,964	812,622	4,268,121

Other Non-Cash Items
	2008	2007	2006	Cumulative from inception on April 2,1998 to December 31, 2008
	$	$	$	$
Foreign exchange loss	–	–	–	425,186
Donation of medical equipment	–	–		66,069
Loss on sale of Transition Therapeutics inc.	–	–	–	2,156,685
Gain on sale of BCY LifeSciences inc.	–	–	–	(299,403)
Cancellation of contingent payment obligation settled in common shares [note 9]	–	–	–	150,000
Future income tax recovery	–	–	–	(1,115,000)
	–	–	–	1,383,537

21. BCY LifeSciences Inc.

On May 7, 2002, the shareholders of SYNSORB and the company approved an arrangement whereby the company would release from escrow 4,000,000 common shares held by SYNSORB. As consideration, SYNSORB provided the company with 1,500,000 common shares of BCY LifeSciences inc. (“BCY”) along with the rights to receive an additional 400,000 common shares of BCY upon the attainment of certain milestones by BCY at no cash cost to the company.  The company received 200,000 of these 400,000 common shares on November 27, 2002.  These 1,700,000 common shares in BCY were recorded as an investment at $170,000 based on the quoted market price of the BCY common shares at that time with an offsetting credit recorded to contributed surplus.  On April 23, 2002, the company acquired 694,445 common shares of BCY, a public company, for $0.18 per share, and warrants exercisable until April 23, 2004 to purchase up to 694,445 common shares in BCY at an exercise price of $0.27 per share for total consideration of $127,123 (including costs of $2,123). After these transactions, the company held a total of 2,394,445 BCY shares which were all subsequently sold for net cash proceeds of $591,725, recording a gain on sale of investment of $299,403.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

22. Reconciliation of Canadian GAAP To U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

	Years Ended December 31			Cumulative from Inception on April 2,1998 to December 31,
	2008	2007	2006	2008
	$	$	$	$
Net loss – Canadian GAAP (note 2)	17,550,204	15,950,426	14,628,291	102,556,751
Amortization of intellectual property (note 1)	(361,500)	(361,500)	(361,500)	(3,434,250)
Future income tax recovery (note 1)	–	–	–	1,115,000
Net loss and comprehensive loss – U.S. GAAP	17,188,704	15,588,926	14,266,791	100,237,501
Basic and diluted loss per common share – U.S. GAAP	(0.42)	(0.39)	(0.39)	–

There are no differences between Canadian GAAP and U.S. GAAP in amounts reported as cash provided by (used in) operating, financing and investing activities.

Balance sheet items in accordance with U.S. GAAP are as follows:

	December 31, 2008		December 31, 2007
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
Intellectual property (note 1)	180,750	–	542,250	–
Future income taxes (note 1)	–	–	–	–
Contributed surplus (note 1)	12,197,801	9,697,801	10,376,962	7,876,962
Deficit (note 1)	102,556,751	100,237,501	85,006,547	83,048,797

1. “Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 recorded as a consequence of SYNSORB’s acquisition of the company’s shares comprises intangible assets related to research and development activities. under U.S. GAAP, this would not be capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, future income tax liability and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2. Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statements of loss. as a result, stock based compensation on the statement of loss would be reduced by $64,039 in 2008 (2007 – $539,156; 2006 – $403,550) and research and development and operating expenses would increase by $64,039 and $nil, respectively (2007 – $375,156 and $164,000, respectively; 2006 – $131,890 and $271,660, respectively). Cumulative from inception stock based compensation would be reduced by $4,768,844 and cumulative from inception research and development and operating expenses would increase by $2,735,124 and $2,033,720, respectively. There is no impact on the company’s net loss.

TECHNOLOGY CHANGING LIFE ■  2008 ANNUAL REPORT
Additional Stock Based Payment Disclosure

As at December 31, 2008, the aggregate intrinsic value of the stock options outstanding and the stock options exercisable were $166,092 and $165,872, respectively. The total intrinsic value of the options exercised in 2008 was $nil (2007 – $90,000; 2006 – $618,960).

A summary of our non-vested options as at December 31, 2008 and changes during the year ended December 31, 2008 is as follows:

	2008		2007
	Stock Options	Weighted Average Grant Date Fair value	Stock Options	Weighted Average Grant Date Fair Value
		$		$
Non-vested, beginning of the year	208,550	1.19	182,500	1.38
Granted during the year	5,500	0.64	76,050	0.94
Vested during the year	(75,350)	1.24	(50,000)	1.51
Forfeited during the year	–	–	–	–
Non-vested, end of the year	138,700	1.14	208,550	1.19

As at December 31, 2008, there was $33,313 (2007 - $93,929) of total unrecognized compensation costs related to non-vested stock options granted under our stock option plan. This cost is expected to be recognized over a weighted average period of 0.96 years. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $93,572, $75,500 and $129,276, respectively.

The company issues shares from treasury to satisfy any exercise of stock options.

Accounting for Uncertainty in Income Taxes

The tax years 2002 – 2007 remain open for audit examination by the respective Canadian taxing jurisdictions.

New Accounting Principles

In September 2006, the FASB issued SFAS No. 157, “fair value Measurements,” (“SFAS 157”), which established a framework for measuring fair value and expands disclosures about fair value measurements. The FASB partially deferred the effective date of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. The effective date for financial assets and liabilities that are recognized on a recurring basis was January 1, 2008. We determined that our adoption of SFAS 157 on January 1, 2008 for financial assets and liabilities did not have a material impact on our consolidated financial statements. We currently do not expect that the adoption of SFAS 157 related to non-financial assets will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS no. 159, “The fair value option for financial assets and financial liabilities, (“SFAS 159”), which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and highlights the effect of a company’s choice to use fair value on its earnings. It also requires a company to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 was effective for the company beginning January 1, 2008 and did not have an impact on its consolidated financial statements as the company did not choose to use the fair value option.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

In June 2007, the FASB ratified EITF Issue no. 07-3, “accounting for non-refundable advance payments for goods or Services to be used in future research and development activities,” (“EITF 07-3”), which provides that non-refundable advance payments for future research and development activities should be deferred and capitalized until the related goods are delivered or the related services are performed. EITF 07-3 was effective on a prospective basis beginning January 1, 2008 and did not have a material impact on our consolidated financial statements.

23. Subsequent Event

On March 2, 2009 we entered into an agreement to acquire an inactive private company (“PrivateCo”), pursuant to a plan of arrangement under the Business corporations act (Alberta) (the “arrangement”). PrivateCo does not actively carry on any business operations, has accumulated tax losses from its previous development business, and is expected to have approximately $2.3 million in net cash available at the closing of the transaction.

Under the terms of the Arrangement, we will issue common shares of Oncolytics at an exchange ratio calculated based upon an agreed premium to PrivateCo’s net cash per share at closing and using an ascribed price per common share of Oncolytics of $1.69 (which is based on the 20 day volume weighted average trading price of Oncolytics shares on the Toronto Stock exchange up to and including March 2, 2009).

Completion of this transaction is subject to a number of conditions including receipt of all necessary shareholder, court and regulatory approvals. The acquisition is expected to close in April 2009.

Corporate Information

Directors	Management Team

Brad Thompson, PhD	Brad Thompson, PhD
Chairman, President & CEO	Chairman, President & CEO
Oncolytics Biotech Inc.
Doug Ball, CA
Ger van Amersfoort	Chief Financial Officer
Biotech Consultant
Matt Coffey, PhD
Doug Ball, CA	Chief Operating Officer
Chief Financial Officer
Oncolytics Biotech Inc.	Karl Mettinger, MD, PhD
Chief Medical Officer
William A. Cochrane, OC, MD
Biotech Consultant	George Gill, MD
Senior Vice President, Clinical & Regulatory Affairs
Jim Dinning
Chairman, Western Financial Group	Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property
Ed Levy, PhD
Adjunct Professor, University of British Columbia	Auditor
Ernst & Young LLP, 1000 Ernst & Young Tower
J. Mark Lievonen, CA	440 2 Avenue SW, Calgary, AB, T2P 5E9
President, Sanofi Pasteur Limited

Bob Schultz, FCA	Transfer Agent
Corporate Director
Computershare Trust Company of Canada
Fred A. Stewart, QC	Calgary, AB.
President, Fred Stewart and Associates Inc.
For change of address, lost stock certificates and other
related inquiries contact:

1-800-564-6253 or www.computershare.com

Legal Counsel

Bennett Jones Barristers & Solicitors
4500 Bankers Hall East, 855 – 2 Street SW
Calgary, AB, T2P 4K7

Shareholder Information

For public company filings, please go to www.sedar.com or
contact the Company at:

Oncolytics Biotech Inc.

210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
P: 403.670.7377 F: 403.283.0858

Website: www.oncolyticsbiotech.com

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